UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Supermedia Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

868447103
(CUSIP Number)

December 11, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	868447103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Restructuring Capital Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,691,766

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,691,766

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,691,766

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

CUSIP No	868447103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James D. Bennett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,691,766

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,691,766

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,691,766

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No	868447103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bennett Restructuring Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b)[X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

825,758

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

825,758

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

825,758

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	868447103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bennett Offshore Restructuring Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

807,394

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

807,394

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,394

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No		868447103

Item 1.	(a).	Name of Issuer:

Supermedia Inc.

	(b).	Address of Issuer's Principal Executive Offices:

2200 West Airfield Drive P.O. Box 619810 D/FW Airport, Texas 75261

Item 2.	(a).	Name of Person Filing:

Restructuring Capital Associates, L.P. James D. Bennett Bennett Restructuring Fund, L.P. Bennett Restructuring Offshore Fund, Inc.

	(b).	Address of Principal Business Office, or if None, Residence:

Restructuring Capital Associates, L.P.
2 Stamford Plaza, Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901

James D. Bennett
c/o Bennett Capital Corporation
2 Stamford Plaza, Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901

Bennett Restructuring Fund, L.P.
c/o Restructuring Capital Associates, L.P.
2 Stamford Plaza, Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901

Bennett Restructuring Offshore Fund, Inc.
Grand Pavilion Commercial Centre
802 West Bay Road
P.O. Box 2003
Grand Cayman KY1-1104
Cayman Islands

	(c)	Citizenship:

Restructuring Capital Associates, L.P. – Delaware James D. Bennett – United States of America Bennett Restructuring Fund, L.P. – Delaware Bennett Restructuring Offshore Fund, Inc. – Cayman Islands

	(d).	Title of Class of Securities:

Common Stock, $.01 par value

	(e).	CUSIP Number:

868447103

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Restructuring Capital Associates, L.P. – 1,691,766 James D. Bennett – 1,691,766 Bennett Restructuring Fund, L.P. – 825,758 Bennett Restructuring Offshore Fund, Inc. – 807,394

	(b)	Percent of class:

Restructuring Capital Associates, L.P. – 10.8% James D. Bennett – 10.8% Bennett Restructuring Fund, L.P. – 5.3% Bennett Restructuring Offshore Fund, Inc. – 5.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Restructuring Capital Associates, L.P. – 0 James D. Bennett – 0 Bennett Restructuring Fund, L.P. – 0 Bennett Restructuring Offshore Fund, Inc. – 0
(ii)	Shared power to vote or to direct the vote
Restructuring Capital Associates, L.P. – 1,691,766 James D. Bennett – 1,691,766 Bennett Restructuring Fund, L.P. – 825,758 Bennett Restructuring Offshore Fund, Inc. – 807,394
(iii)	Sole power to dispose or to direct the disposition of
Restructuring Capital Associates, L.P. – 0 James D. Bennett – 0 Bennett Restructuring Fund, L.P. – 0 Bennett Restructuring Offshore Fund, Inc. – 0
(iv)	Shared power to dispose or to direct the disposition of
Restructuring Capital Associates, L.P. – 1,691,766 James D. Bennett – 1,691,766 Bennett Restructuring Fund, L.P. – 825,758 Bennett Restructuring Offshore Fund, Inc. – 807,394

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

On December 6, 2012, Dex One Corporation and Supermedia Inc. filed an Amended and Restated Agreement and Plan of Merger (the "Merger") dated December 5, 2012.  Under the proposed terms of the Merger, a newly formed corporation ("Newco") shall be the surviving entity of the Merger with Supermedia Inc. shareholders receiving .4386 shares of Newco common stock (the "Newco Shares") for each Supermedia share they own and each Dex One Corporation shareholder receiving .20 shares of the Newco Shares for each Dex One Corporation share they own.  If the Merger is consummated on these proposed terms, it has been determined that  the entities listed below will own, on a pro forma basis, the following percentages of Newco Shares:

Bennett Restructuring Fund, L.P.	4.87%
Bennett Restructuring Offshore Fund, Inc.	4.50
BRF High Value, L.P.	0.38
9.75%

All securities reported in this Schedule 13G are owned by advisory clients of Restructuring Capital Associates, L.P.  On a pro forma basis, assuming the Merger is completed as contemplated, none of the advisory clients will individually own more than 5% of the outstanding Newco Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2012
(Date)

RESTRUCTURING CAPITAL ASSOCIATES, L.P.* By: Bennett Capital Corporation, its General Partner
By: /s/ James D. Bennett
(Signature)

James D. Bennett, President
(Name/Title)

December 11, 2012
(Date)

By: /s/ James D. Bennett*
(Signature)

James D. Bennett
(Name/Title)

December 11, 2012
(Date)

BENNETT RESTRUCTURING FUND, L.P. By: Restructuring Capital Associates, L.P., its General Partner By: Bennett Capital Corporation, its General Partner
By: /s/ James D. Bennett
(Signature)

James D. Bennett, President
(Name/Title)

December 11, 2012
(Date)

BENNETT RESTRUCTURING OFFSHORE FUND By: /s/ James D. Bennett
(Signature)

James D. Bennett, Director
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G amendment dated December 11, 2012 relating to the Common Stock, $.01 par value of Supermedia Inc. shall be filed on behalf of the undersigned.

December 11, 2012
(Date)

RESTRUCTURING CAPITAL ASSOCIATES, L.P. By: Bennett Capital Corporation, its General Partner
By: /s/ James D. Bennett
(Signature)

James D. Bennett, President
(Name/Title)

December 11, 2012
(Date)

By: /s/ James D. Bennett
(Signature)

James D. Bennett
(Name/Title)

December 11, 2012
(Date)

BENNETT RESTRUCTURING FUND, L.P. By: Restructuring Capital Associates, L.P., its General Partner By: Bennett Capital Corporation, its General Partner
By: /s/ James D. Bennett
(Signature)

James D. Bennett, President
(Name/Title)

December 11, 2012
(Date)

BENNETT RESTRUCTURING OFFSHORE FUND By: /s/ James D. Bennett
(Signature)

James D. Bennett, President
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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